                                                                     EXHIBIT 109

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                 24TH JUNE 2003

MOOSE-1 EXPLORATION WELL

TYPE:                    Oil Exploration

LOCATION:                PPL 238, Eastern Papuan Basin

                         145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):    Current Depth 1007m

                         Continued fishing operations, successfully fished four sections of drill pipe (900 meters). Running in hole with casing cutter to cut drilling pipe at 920m, 100 meters to complete fishing.

                         There has been no drilling progress for the week.

PLANNED TOTAL DEPTH:     1700m

INTEREST:                InterOil subsidiary SPI(208) Limited 100%

OPERATOR:                SPI(208) Limited

PROSPECT DESCRIPTION:    Anticline with Late Cretaceous sandstone (primary) and
                         Eocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000